EXHIBIT 99.2

RADVISION Receives 2011 Unified Communications Excellence Award

BEEHD Video Conferencing Client Recognized for Outstanding Innovation

Press Release: RADVISION – Mon, Dec 19, 2011 8:00 AM EST

FAIR LAWN, N.J. and TEL AVIV, Israel--(BUSINESS WIRE)-- RADVISION (Nasdaq: RVSN - News), a leading technology and end-to-end solution provider for unified visual communications, today announced that TMC, a global, integrated marketing company, has named RADVISION a recipient of its 2011 Unified Communications Excellence Award for its BEEHD for Desktop.

RADVISION’s BEEHD client framework offers an out-of-the-box voice and video-over-IP software solution as well as BEEHD Cloud for cloud-based control and management. BEEHD enables developers, integrators and service providers to build customized video-enabled solutions that fit within their existing workflow.

“RADVISION has a history of developing innovative and intuitive video solutions, starting with the core and expanding to applications including both out-of-the box and customized solutions,” said Amir Zmora, vice president of marketing and products for RADVISION’s Technology Business Unit. “We are delighted by this industry recognition, and we’d like to thank the TMC team for taking the time to acknowledge our market leadership in customizable video solutions.”

BEEHD, which consists of SIP and H.323 signaling and advanced media framework, allows for simplified and highly efficient development of standards-based communications clients. BEEHD enables high-quality, high definition (HD) video conferencing and leverages RADVISION’s H.264 Scalable Video Coding (SVC) and its NetSense bandwidth adaptation technology. It also supports presence and IM functionality within embedded UC clients.

“With proven excellence in providing solutions in the UC marketplace, we are pleased to grant a 2011 Unified Communications Excellence Award to RADVISION for its BEEHD technology,” said Rich Tehrani, CEO, TMC. “Congratulations to the entire RADVISION team for their commitment to advancing UC technologies and we look forward to future innovations.”

Unified Communications Excellence Award winners are published in the November 2011 issue of INTERNET TELEPHONY magazine.

About TMC

TMC is a global, integrated media company that helps clients build communities in print, in person, and online. TMC publishes the Customer Interaction Solutions, INTERNET TELEPHONY, Next Gen Mobility and Cloud Computing (formerly InfoTECH Spotlight) magazines. TMCnet.com, which is read by two million unique visitors each month, is the leading source of news and articles for the communications and technology industries. TMC is the producer of ITEXPO, the world’s leading B2B communications event. In addition, TMC runs multiple industry events - visit TMC Events for a complete listing. For more information about TMC, visit www.tmcnet.com.

About RADVISION

Founded in 1992, RADVISION (Nasdaq: RVSN - News) is a leading provider of video conferencing and telepresence technologies over IP and wireless networks. RADVISION teams with its channel and service provider partners to offer end-to-end visual communications that help businesses collaborate more efficiently. RADVISION propels the unified communications evolution forward with unique technologies that harness the power of video, voice, and data over any network. Visit www.radvision.com, our blog, and follow us on Facebook, LinkedIn, Twitter, and YouTube.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including RADVISION’s Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

RADVISION and SCOPIA are registered trademarks of RADVISION, Ltd. All product and company names herein may be trademarks of their registered owners. All rights reserved © 2011 RADVISION, Ltd.

Contact:

Corporate:
RADVISION
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Robin Raulf-Sager, +1 201-689-6303
Director, Communications
robinr@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net